FREEGOLD VENTURES LIMITED

For Immediate Release

                                                           www.freegoldventures.com

Freegold to Present at the London 20:20 Gold Day and One2One Investor Forums

April 21, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce its participation in two leading London-based investment forums.

Freegold will be presenting at Gold Day, a 20:20 Investor Series hosted by the Mining Journal on Wednesday, April 23, 2008.  Freegold’s presentation will be at 12:55 pm at the Lincoln Centre, 18 Lincolns Inn Fields, London.  Attendance at this full day event is free for registered delegates.  Investors wishing to register and learn more about the conference should visit www.2020series.com/gold/Home.asp.

Freegold will also be presenting at the One2One Forum hosted by Proactive Investors on Thursday, April 24, 2008.  This event commences at 5:45 pm at the Chesterfield Mayfair Hotel 35 Charles Street, Mayfair, London and will feature 3 company presentations followed by a wine reception.  Attendance is free, and investors interested in attending the forum and learning more about Freegold and its advanced-stage gold projects in Alaska and Idaho are encouraged to register at www.proactiveinvestors.co.uk/eventregistration.php

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a management team experienced in mine development and production, and that has a proven track-record in transitioning exploration companies into gold producers.   The Company is currently exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold has recently finalized a 54,700-foot drilling program which has successfully identified numerous extensions to the gold mineralization, along with newly identified open-ended areas of molybdenum mineralization. The Company is in the process of generating a new 43-101 resource which will be followed with the commencement of new economic evaluations.  Freegold's 40,100-foot drill program in 2007 continued to discover new high-grade veins and bulk tonnage shear zones on its 93% controlled Golden Summit project outside Fairbanks, Alaska. Over 7 million ounces of gold has historically been recovered from Golden Summit which is situated less than 5 miles to the north of the +7 million ounce Fort Knox Mine.  Further evaluation and expansion of the mineralization is currently being undertaken with a combination of closely spaced shallow drilling, deeper, systematic core drilling and on-going bulk sampling program, which includes seasonal processing of gold mineralization using an on-site gravity-based concentration plant.  Drilling in 2008 will also be conducted on the company’s 100% controlled Rob property, where the Company has intersected high-grade gold in near surface quartz veins similar in appearance and grade to those being mined at the nearby 5.6 million ounce Pogo Mine, and on the Vinasale deposit, where the Company entered into an Exploration Agreement with option to lease on a 140,000 acre property in Alaska which contains the previously identified Vinasale gold deposit

The Qualified Person, Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited has reviewed and approved the contents of this release.

On behalf of the Board of Directors

For further information:

Kristina Walcott – VP Corporate Development

“Steve Manz”

1.604.662-7307

Steve Manz, President and C.E.O.

jkw@freegoldventures.com

DISCLAIMER - This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.    The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

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